================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2006

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.


                     ---------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated June 2, 2006

                                                               Investor Contacts

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

GRUPO IUSACELL ANNOUNCES EXPIRATION OF EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

Mexico City, June 2, 2006 - Grupo Iusacell, S.A. de C.V. [BMV: CEL] ("Iusacell") announced today the expiration on June 1, 2006 of the exchange offer and consent solicitation relating to the restructuring (the "Restructuring") of its U.S.$350 million 14.25% notes due 2006 (the "Existing Notes") on the terms previously announced in its press release dated January 23, 2006 and as described in greater detail in its Information Memorandum dated April 18, 2006, as supplemented on May 18, 2006 (the "Information Memorandum"). The Restructuring contemplates that new notes will be issued in the principal amount of U.S.$175 million and will bear interest at an annual rate of 10% with semi-annual interest payments (with Iusacell having the option to capitalize up to 40% of each interest payment) (the "New Notes"). The New Notes will have a maturity date of December 31, 2013 and its terms and conditions are expected to be as described in the Information Memorandum.

     As of the expiration of the exchange offer and consent solicitation, approximately 89% of the holders of the Existing Notes tendered their Existing Notes. The participation of the holders of the Existing Notes demonstrated their support of the agreements reached with a majority of Iusacell's creditors that was previously announced in the press release dated January 23, 2006.

     "The results of the exchange offer and consent solicitation represent the achievement of another milestone in the restructuring of Iusacell's debt and a step towards the continued strengthening of our operations," commented Gustavo Guzman, Chief Executive Officer of Iusacell.

     Iusacell also announced its decision to implement the Restructuring by the filing of a plan of reorganization (convenio concursal) (the "Plan of Reorganization") pursuant to the Mexican Business Reorganization Act (Ley de Concursos Mercantiles). To implement its decision, and as part of the restructuring process, Iusacell today filed for concurso mercantil, and will in due course provide further information to its creditors relating to the Plan of Reorganization and the concurso mercantil proceedings in accordance with the Mexican Business Reorganization Act. Once the Plan of Reorganization is presented to, and approved by the Mexican court and the terms and conditions of the Restructuring are met, all Existing Notes will be exchanged for New Notes.

     During the pendency of the concurso mercantil proceedings, Iusacell expects that it and its subsidiaries will continue to operate normally.

                             **********************

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, MEXICO OR IN ANY OTHER JURISDICTION, AND NONE OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER, IF CONSUMMATED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

                             **********************

ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: June 2, 2006

                                                   /s/ Fernando Cabrera
                                                   -----------------------------
                                            Name:  Fernando Cabrera
                                            Title: Attorney in fact

                                                   /s/ Jose Luis Riera
                                                   -----------------------------
                                            Name:  Jose Luis Riera
                                            Title: Attorney in fact